UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: July 8, 2021

Golden Seed Inc.

Delaware
(State or other jurisdiction of incorporation or organization)

82-3430220
(I.R.S. Employer Identification No.)

2894 South Coast Hwy, Suite #1

Laguna Beach, CA 92651

949-833-0222

Title of each class of securities issued pursuant to Regulation A:

Class B Non-Voting Common Stock

Item 7

On June 10, 2021, Chief Executive Officer of Business Operations and Director Scott Goldie passed away.  On June 16, 2021, Neil Brandom was named as the new Chief Executive Officer of Business Operations and the Board of Directors voted to relieve JR Richardson of his duties as Chief Executive Officer of Cannabis Operations.

Item 9

With Scott Goldie’s director seat vacated by his death, the Board of Directors elected Angelo Mazzone to fill the vacant seat on June 16, 2021.

On June 16, 2021, the Board of Directors voted to expand the board and add a sixth seat and Michael A. Mohler was named to the Board of Directors and was named Chairman of the Board but was granted no board voting power, in an effort to avoid the possibility of a tie vote on board matters.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter): Golden Seed, Inc.

By (Signature and Title): /s/ Neil Brandom, Chief Executive Officer of Business Operations

Date: July 8, 2021